UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-09635

   Date examination completed: August 31, 2000

2. State identification number:
   AL          AK          AZ          AR          CA          CO
   CT          DE          DC          FL          GA          HI
   ID          IL          IN          IA          KS          KY
   LA          ME          MD          MA          MI          MN
   MS          MO          MT          NE          NV          NH
   NJ          NM          NY          NC          ND          OH
   OK          OR          PA          RI          SC          SD
   TN          TX          UT          VT          VA          WA
   WV          WI          WY          PUERTO RICO
   Other (specify):

3. Exact name of investment company as specified in registration statement:
   Valgro Funds, Inc.

4. Address of principal executive office (number, street, city, state, zip code):
   377 Warren Drive, San Francisco, CA 94131-1033

INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Valgro Funds, Inc.

We have examined management's assertion about Valgro Funds, Inc. (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2000:

   * Confirmation of all securities held by institutions in book entry form at Brown & Company Securities Corporation; and
   * Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Valgro Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2000, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Valgro Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                                             Grant Thornton LLP

Chicago, Illinois
October 2, 2000

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            Management Statement Regarding Compliance With Certain
               Provisions of the Investment Company Act of 1940

We, as members of management of Valgro Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2000 and from April 30, 2000 through August 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2000 and from February 9, 2000 through April 30, 2000 with respect to securities reflected in the investment account of the Company.

Valgro Funds, Inc.

By:

Robert Rintel, President